FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

MATERIAL EVENT

FONDO DE GARANTÍA DE SUSTENTABILIDAD DEL SISTEMA INTEGRADO PREVISIONAL ARGENTINO (FUND OF SUSTAINABILITY GUARANTEE—ARGENTINE INTEGRATED SOCIAL SECURITY SYSTEM) (SHAREHOLDER ANSES) – ANSWER TO THE INFORMATION REQUEST ON THE AGENDA

Buenos Aires, March 30, 2021

Securities and Exchange Commission

RE: Relevant Event

Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 20, 2021.

Fondo de Garantía de Sustentabilidad del Sistema Integrado Previsional Argentino (Fund of Sustainability Guarantee—Argentine Integrated Social Security System) (Shareholder ANSES) – Answer to the Information request on the Agenda.

Dear Sirs:

We address you to submit copy of the answer sent on the day hereof to Fund of Sustainability Guarantee—Argentine Integrated Social Security System (Shareholder ANSES) related to the information requested to us on the proposals to be discussed at the next Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 20, 2021.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21332 L° 97 T SA (T.O)

Buenos Aires, March 30, 2021.

Fondo de Garantía de Sustentabilidad

del Sistema Integrado Previsional Argentino

(Fund of Sustainability Guarantee—Argentine Integrated Social Security System)

C/O: Paola Rolotti

Re. Note N° 2021-24646631-ANSES-DGAS#ANSES – Information Requirement – BANCO BBVA ARGENTINA S.A. – April 20, 2021. “Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April, 2021”.

Dear Sirs,

We address you in response to the Note received on March 19, in which Banco BBVA Argentina S.A. (“BBVA Argentina”) Board First Vice president-in-office is required certain information in order to exercise the political rights in the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 20, 2021 (the “Meeting”).

Pursuant to the requirement, we hereby provide you the required information:

1) Detail of the shareholding composition as of the date hereof. Please include a detail of the shareholders register in which it is specified the percentages corresponding to each shareholder with a participation higher than 5%, by type of share, indicating total of votes and total of shares.

Please have the following as a form.

Shares Composition	Data to:
BANCO BBVA ARGENTINA S.A.
Shareholders	Amount of Shares	%
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97%
BBV América S.L.	160,060,144	26.13%
The Bank of New York Mellon	125,571,454	20.50%
FGS ANSES	42,439,494	6.93%
Remaining balance	39,718,578	6.48%
Total	612,659,638	100.00%

Ordinary shares, sole class, 1 vote each one.

As regards this item, we inform the ordinary holding as of February 28, 2021, in the following table:

Shareholder	Amount of Ordinary Shares February 2021	Total shares % February 2021
GRUPO BBVA	407,735,359	66.55%
BBVA SA (3)	244,870,968	39.97%
BBV AMERICA S.L. (1); (3)	160,060,144	26.13%
CORPORACIÓN GENERAL FINANCIERA SA (3)	2,520,509	0.41%
CIERVANA (3)	283,738	0.05%
ACC. NO AGRUPADOS DEL PAÍS	62,724,933	10.24%
THE BANK OF NEW YORK MELLON ADRS (2)	99,307,764	16.21%
LATIBEX	407,074	0.07%
ANSES FGS LAW 26425	42,439,494	6.93%
NOT IDENTIFIED	45,014	0.01%
TOTAL	612,659,638	100.00%

(1)	BBV América S.L. is controlled by BBVA. It holds directly 26.13 % of the BBVA Argentina’s capital stock.
(2)	As agent holder of ADSs.
(3)	BBVA S.A.; BBV América SL; Corporación General. Financiera S.A. and Ciervana, corporations which are part of the BBVA Group.

In accordance with the requested form table, we hereby inform the ordinary holdings as of February 28, 2021, as follows:

Shareholder	Amount of Ordinary Shares February 2021	Total shares % February 2021
BBVA SA	244,870,968	39.97%
BBV AMERICA S.L.	160,060,144	26.13%
THE BANK OF NEW YORK MELLON ADRS (1)	99,307,764	16.21%
ANSES FGS LAW 26425	42,439,494	6.93%
Remaining balance	45,014	10.78%
TOTAL	612,659,638	100.00%

(1)	As agent holder of ADSs.

2) A signed copy of the Board of Directors Meeting Minutes convening the Shareholders Meeting.

We hereby inform that the text of the Board’s Meeting Minutes convening an Annual General Ordinary and Extraordinary Shareholers Meeting to be held on November 20, 2021 at 11.00 a.m. is available in the Comisión Nacional de Valores (the Argentine Securities Commission or “CNV”) Online Information System (“AIF” or Autopista de Información Financiera) under ID 2721521.

3) Composition of the Board of Directors at present (regular and alternate members) indicating the date of appointment and the duration of their term of office.

BANCO BBVA ARGENTINA S.A.
Full First and Last Name	Position	Appointment	Expiration of the term of office (mm—dd—year)
Isabel Goiri Lartitegui	President	April 24, 2019	12/31/2020
Jorge Delfín Luna	First Vice President	May 15, 2020	12/31/2022
Alfredo Castillo Triguero	Second Vice President	May 15, 2020	12/31/2022
Juan Manuel Ballesteros Castellano	Director	May 15, 2020	12/31/2022
Oscar Miguel Castro	Director	April 10, 2018	12/31/2020
Gabriel Eugenio Milstein	Director	April 10, 2018	12/31/2020
Adriana María Fernández de Melero	Director	May 15, 2020	12/31/2022
Javier Pérez Cardete	Alternate Director	April 24, 2019	12/31/2021
Gustavo Alberto Mazzolini Casas	Alternate Director	April 24, 2019	12/31/2021
Gabriel Alberto Chaufán	Alternate Director	April 24, 2019	12/31/2021

4) On the following items of the Agenda, published in the Official Gazette, it is required as follows:

a. (Item 3) “Consideration of the Integrated Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year No. 146, ended on December 31, 2020”.

It is hereby requested to provide copy of all the corresponding accounting documentation under section 234 of Law 19.550 approved and signed by the Board of Directors, members of the Supervisory Committee and External Auditor.

The CNV, through General Resolution No. 777/2018, provided that issuing entities subject to their supervision shall apply to their annual Financial Statements, for intermediate and special periods closing as of December 31, 2018, including it, the restatement method, in constant currency, in accordance with the provisions of IAS 29.

In this context, please confirm whether the financial statements submitted for consideration corresponding to fiscal year 2020 shall be restated in constant currency. If so, please provide a detail of the index applied.

Additionally, it is also requested to provide any other supporting information that may be relevant to consider the item.

We hereby inform that the Integrated Report and the financial statements prepared as of December 31, 2020 were published in the CNV Online Information System (AIF) under number 2720635. Also, please be informed that the Bank reported its financial statements in constant currency. This was done in accordance with the accounting information guidelines established by the Argentine Central Bank (BCRA) under Communication “A” 6651 issued on February 22, 2019, which provided that the restatement of the financial statements to reflect the effects of inflation will be applicable for the fiscal years beginning on or after January 1, 2020. This circumstance is disclosed in Note 5.20 to the consolidated financial statements as of December 31, 2020.

As stated in Note 5.20, IAS 29 provides for the reporting of financial statements expressed in terms of the measuring unit as of the closing of the informed period when the functional currency of and entity is that of a hyperinflationary economy. In order to indentify the existence of a hyperinflationary context, IAS 29 provides so qualitative guidelines as one quantitative guideline which expresses that the accumulated inflation rate for the last three years has to reach or exceed 100%. In the case of Argentina, the professional agencies came to the consensus that the economy is deemed hyperinflationary in accordance with the guidelines set forth in IAS 29, as from July 1, 2018.

To that end, the following price indexes were used:

•	For items following December, 2016: Consumer Price Index (CPI) prepared by the Argentine INDEC.

•	For items previous to December 2016: the price index as published by the FACPCE (the Argentine Association of Economics Sciences Professional Councils).

In this respect, on March 9, 2021, the external auditors issued their auditor’s report on the financial statements as of December 31, 2020 – and reference is made to that report - and therein expressed their opinion in paragraph b), as explained in Note 5 to the Consolidated Financial Statement, and under the guidelines established by the Argentine Central Bank, through Communications “A” 6778 and 6651, the Entity has adopted, as of January 1, 2020, the changes in its accounting policies, derived from the implementation of IFRS 9 to the end of the recognition of its financial assets impairment excluding the non financial public sector debt securities, and IAS 29, for reporting of financial statements expressed in terms of the measuring unit as of closing. Said changes are applied with retroactive effect as of January 1, 2019 as set forth by the regulatory agency, which imply changes to the financial statements as of December 31, 2019 and December 31, 2018, reported to comparative effect, described in the mentioned note.

b. (Item 4) “Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee, in relation with the corporate Fiscal Year N° 146, ended on December 31, 2020.”

On this topic, information is requested regarding the management duties performed by the Supervisory Committee, detailing expressly each member’s performance.

The Financial Statements and the Board Integrated Report referred to in our previous answer provide a detailed a complete description of the management actions taken by BBVA Argentina Board of Directors, General Manager and Supervisory Committee.

c. (Item 5). “Consideration of the results of the corporate Fiscal Year N° 146, ended on December 31, 2020. Consideration of the not-classified results as of December 31, 2020 that reflect a negative balance of AR$ 29,431,352,199.86. Proposal to absorb the amount of AR$ 29,431,352,199.86 of the voluntary reserve for future distribution of results, the balance of which amounts to AR$ 55,727,557,543.48 as of December 31, 2020.”

Please confirm whether the proposal to be considered in the Meeting is that set forth in this item of the agenda.

Regarding the application of the optional reserve for future distribution of results, please inform the grounds for the proposal and its reasonable character, as well as any other information deemed relevant to the issue under analysis. Additionally, it is also requested to state the estimated term for the reserve to be written-off in order to distribute dividends.

Furthermore, please provide a detail of the evolution of the Reserve for Future Dividends, in case of existence of such a reserve, indicating current composition, the date on which it was established and its last movements.

Finally, please inform whether any restriction is in force for the Company to distribute dividends at the time of this Meeting.

Since CNV Resolution No. 777/18 provides that the distribution of profits must be treated in the currency in force as of the date of the holding of the Shareholders Meeting by using the price index corresponding to the month prior to said meeting, please confirm whether the proposal included both in this answer and in the Annual Report attached to the Financial Statements would be restated. If so, indicate calculation index and updated amounts.

As provided in section 27, Chapter II, Title II of the CNV Rules (Ordered Text CNV Resolution No. 622/13), Banco BBVA Argentina Board of Directors has included the content of the proposal to be submitted to the Shareholders’ Meeting in relation to unappropriated retained earnings for fiscal year 2020, in the applicable item of the Agenda.

A detail of changes in the Voluntary Reserve for the future distribution of results is provided below:

Balance at the beginning of the year	AR$ 21,955,782.-
Voluntary Reserve by Resolution of Shareholders’ Meeting to be held on May 15, 2020	AR$ 33,771,775.-
Balance at the end of the year	AR$ 55,727,557.-

The Argentine Central Bank issued Communication “A” 6886 which provides, in Section 6 (Authorization), that any distribution of results by financial entities must be previously authorized by the Argentine Central Bank. Consequently, the estimated term for the write-off of such Reserve will depend on its approval by Argentine Central Bank.

Also, as per your request, we hereby inform that a restriction is applicable to the distribution of profits with respect to the special regulatory reserve upon the first-time adoption of the IFRS standards, which arises from Note 48 to the published Financial Statements “Restrictions to the payment of dividends” and it is established by Argentine Central Bank Communication “A” 6327.

Paragraph (e) of CNV Resolution No. 777/2018 sets forth the restament, in constant currency, of the profits distributions.

Profits distribution shall be dealt with in the currency applicable on the date of holding the Shareholders Meeting by the use of the price index corresponding to the month preceding the meeting. In this respect, the amount shall be restated in the next Shareholders Meeting using the corresponding price index.

d. (Item 6) “Partial write-off of the voluntary reserve fund, for future profit distributions, to apply the amount of AR$ 7,000,000,000, to the payment of a cash dividend subject to the prior authorization of the Central Bank of the Argentine Republic. Delegation to the Board of the powers for its implementation and for determination of the date on which it shall be put at disposal of the Shareholders.”

It is requested to inform the reasons motivating the proposal and its reasonability, as well as all other information deemed relevant to this issue.

As regards the delegation to the Board to determine the effective date on which it shall be at disposal of the shareholders, it is required all relevant information related to this issue.

The proposal for partial write-off of the voluntary reserve for future profit distributions shall be considered by the Shareholders’ Meeting in due time.

The need that the Argentine Central Bank approves the distribution of dividends prevent the fixing of a date for the payment by the Shareholders’ Meeting and makes it necessary the delegation to the Board to determine the effective date of making the dividends available, all of which shall be under the CNV Rules.

e. (Item 7) “Consideration of the Board remuneration corresponding to the Fiscal Year No 146, ended on December 31, 2020.”

Information is requested regarding the proposal of fees to be paid to the Board of Directors for fiscal year 2020. Please report the overall amount proposed to be set as fees as well as the amount proposed for technical administrative duties. Furthermore, please inform the number of members of the Board of Directors who are paid fees and the number of members who are paid remunerations for technical administrative duties. Also, if the amount of fees to be paid to the Board of Directors includes fees for the members of the Audit Committee, or other committees. If so, inform how many of them are paid fees as members of that committee.

A report is requested on whether any Directors are employees of the company and if so, number and amount of salary in that position.

Additionally, it is requested to report the amounts paid as fees to the Board of Directors and technical administrative duties for fiscal year 2019 with the same detail.

Also, please inform the computable income for the fiscal year submitted for consideration. In this regard, it is requested to inform specifically on any adjustments made to the results of the fiscal year to get the computable income. All of this in order to verify compliance with the limits established by Section 261 of Law No. 19,550 regarding the relationship between fees and dividends proposed on computable income.

Finally, confirm whether total amounts approved for fiscal years 2018 and 2019.

All this in order to be analyzed in relation to market values and the limits set forth in section 261 of the Argentine Companies Law.

The remuneration proposed for Board members as fees for the performance of their duties in fiscal year 2020 amounts to AR$ 33,020,687,91 (nominal value) which figure, as restated in uniform currency, as of December 31, 2020 amounts to AR$ 39,181,204.96 payable to seven directors. Such amount includes the participation of directors in the Bank existing committees (including the Audit Committee).

In compliance with the Argentine Central Bank rules which prevent the exercise of executive duties by the members of the Bank Board of Directors, for being included in the “A” Category, none of the Directors appointed during 2018, 2019 y 2020 fiscal years was in a regular employment relationship with the Entity or have received fees for the performance of technical and administrative duties.

All the fees proposed to be paid to the BBVA Argentina Board of Directors have been previously approved by the Appointment and Remuneration Committee and the Audit Committee has expressed a favorable opinion on such proposals under Law No. 26,831.

The result of the 2020 fiscal year amounts to AR$ 12,044,577 (thousand). We point out that, in accordance with the information in Note 5.20 and in the answer to item 3-a, to the Financial Statements as of December 31, 2020, during the current fiscal year, the International Accounting Standard (IAS) 29 was applied. This standard requires the reporting of financial statements expressed in the measuring unit as of the closing of the reporting period, when the entity with functional currency corresponds to that of a hyperinflationary economy.

The restatement is applied retroactively as of January 1, 2019 in accordance with the rules set forth by the regulation agency, which implies changes to the financial statements as of December 31, 2019 and December 31, 2018, submitted to comparative effects, described in Note 5 to the financial statements as of December 31, 2020. The impact of the implementation of IAS 29 as of the beginning of the first comparative fiscal year (January 1, 2019) was recognized as unappropriated retained earnings. All the lines of the consolidated income statement and consolidated other comprehensive income statement are restated in the measuring unit as of the closing of the fiscal year (December 31, 2020).

Consequently the unappropriated retained earnings as of December 31, 2020 show a negative balance of AR$ 41,475,929 thousand, which netted once the result for the fiscal year was added and having been deducted the directors fees, the computable profit shows a negative final result of AR$ 29,392,171 thousand.

Moreover, we inform that the voluntary reserve balance for future dividend distribution as of December 31, 2020 amounts to AR$ 55,727,557 thousand, which would allow to absorb the total negative balance of AR$ 41,475,929 thousand, without affecting in any manner the profit for the fiscal year of AR$ 12,044,577 thousand.

Therefore, the balance of the fiscal year 2020 result was positive amounting to AR$ 12,044,577 thousand. Notwithstanding the foregoing, by application of IAS 29 at the beginning of the first comparative fiscal year and due to an accounting restatement, the unappropriated retained earnings show a negative balance which may be absorbed comfortably by the existing balance in the voluntary reserve for future distribution of results, without requiring if necessary, to use the balance of the fiscal year 2020 result to absorb it.

Finally, a situation of “absence of gains” has not been produced which would require to apply the mechanisms provided for in Section 261 of Law 19,550. The foregoing explanation is not affected by the circumstance that formally the profit for fiscal year 2020 be used, in compliance with the accounting standards, to absorb said negative unappropriated retained earnings, since this fact will leave the same amount in the Voluntary Reserve for Future Distribution of Dividends which, on the other hand, after absorption, shows a balance to be written-off for the distribution of a dividend for such an amount that if directly approved in the profit for fiscal year 2020 should also allow the payment of fees proposed for the Board of Directors (in a lower amount exceeding the 5% percentage admitted when, in case of their existence, those earning are not distributed).

The global amount for fees to the Board of Directors approved for the fiscal year 2018 was AR$ 13,840,144.33 and for the fiscal year 2019 was of AR$ 23,078,832.81.

f. (Item 8) “Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year No 146, ended on December 31, 2020.”

Regarding the proposal of fees for the Supervisory Committee, please provide a breakdown of the amount proposed; a breakdown of the amount proposed for each member and the amount advanced for each member of the Supervisory Committee during fiscal year 2020.

Additionally, it is requested to confirm the amounts approved for fiscal years 2018 and 2019.

BBVA Argentina Board of Directors has resolved to propose to the Meeting a remuneration of AR$ 2,586,885 (nominal value) as fees payable to the members of the Supervisory Committee for fiscal year 2020.

In relation to your request for identification of the Supervisory Committee’s fees by individual members, we hereby inform that the CNV (Argentine Securities Commission) has established Interpretation Rule No. 45 applicable to reported individual fees (Section 75 of Executive Decree No. 1,023/2013), which provides that “The companies authorized to offer their shares to the public shall be required to inform those requirements as set forth in section 75 of Executive Decree No. 1,023/2013 as restricted information through the access created by this Agency for such purpose. Aggregate remuneration shall be reported as provided by the RULES through a public access channel.” The information to be provided under section 75 of Executive Decree No. 1,023/2013 includes directors, managers, members of the Supervisory Committee and surveillance committee members.

Therefore, BBVA Argentina will comply with the requirements established by the CNV and inform the individual fees paid to each member of the Supervisory Committee through the restricted access channel created to such purpose, and only the aggregate fees of such members will be open to public access.

The amount approved for the fiscal year 2018 was of AR$ 1,326,607 and for the fiscal year 2019 was of AR$ 1,724,590.

g. (Item 9) “Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions”.

Please inform the proposal on this item of the Agenda referred to the number of members to form the Board of Directors during the present fiscal year, as well as the candidates, with their background and/or resume which allow to evidence their qualifications for the position.

As regards their authorizations, please indicate whom they are granted to, and if applicable, whether authorized members have any labor relationship with the Company –specifying position and charge- or whether they are outsourced.

Section ten of BBVA Argentina corporate by-laws provides that the Board of Directors of the Company may be formed by a minimum of three directors and a maximum of nine directors and a similar number of alternate directors, as resolved by each annual shareholders’ meeting.

Also, as of December 31, 2020, the terms of office of directors María Isabel Goiri Lartitegui, Oscar Miguel Castro and Gabriel Eugenio Milstein have expired.

BBVA Argentina Board of Directors refrains from making any proposals on this matter and waits for the Shareholders to determine the number and make the appointment of the respective Board members.

h. (Item 10) “Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.”

Please inform the proposal on this item of the agenda referred to the number of members that will form the Auditors´Committee during the present fiscal year.

Section nineteen of BBVA Argentina corporate by-laws provides that the Company will be supervised by three regular statutory auditors, syndics or members of the Statutory Auditors Committee or Supervisory Committee, appointed annually by a General Ordinary Shareholders’ Meeting, which will also elect a similar number of alternate members for the same period.

Consequently, as of December 31, 2020 the terms of office of the members detailed below have expired:

(i)    Regular statutory auditors: Mario Rafael Biscardi, Alejandro Mosquera and Gonzalo José Vidal Devoto.

(ii)    Alternate statutory auditors: Julieta Paula Pariso, Lorena Claudia Yansenson and Daniel Oscar Celentano.

BBVA Argentina Board of Directors refrains from making any proposals on this matter and waits for the Shareholders proposal for the positions.

i. (Item 11) “Compensation of certifying accountant of the Financial Statements for the fiscal year No. 146 ended December 31, 2020”.

Please provide the remuneration proposed for the audit of the financial statements for fiscal year 2020, specifying whether there has been any change as regards the tasks performed for the Financial Statements corresponding to the previous fiscal year. Should the amount be substantially higher, please explain the reasons for this increase.

Additionally, confirm whether the amounts approved for fiscal years 2018 and 2019, respectively:

BBVA Argentina Board of Directors has resolved to propose to the Meeting an amount of AR$ 155,674,791.18, plus VAT (nominal value), as the fees to be paid to the certifying accountant of the financial statements for fiscal year 2020. It should be noted that the application of the new regulations described in item 5 (c) implied an increase in the auditor’s duties as compared with the previous fiscal year.

It is to be noted also that the Audit Committee has expressed a favorable opinion on the Audit Committee’s proposal under Law No. 26,831.

Also, we hereby inform that the amounts approved as certifying accountant remuneration for the fiscal year 2018 was AR$ 35,285,330 plus VAT and the corresponding one for the fiscal year 2019 was AR$ 71,387,037 plus VAT.

j. (Item 12) “Appointment of the certifying accountant for the financial statements corresponding to fiscal year 2021.”

Please inform your proposal for the appointment corresponding to this item of the agenda.

The Board of Directors has resolved to submit to the next Meeting a proposal for the designation of the firm KPMG for this purpose, and for the appointment of Mr. Mauricio G. Eidelstein as External Regular Statutory Auditor and Carlos Fernando Bruno and Marcelo Adrián Castillo as External Alternate Statutory Auditors.

k. (Item 13) “Allocation of the budget to the Audit Committee under the Capital Markets Law No. 26.831 to hire professional advice”.

Proposal is requested regarding the budget for the Audit Committee for fiscal year 2021. In addition, please inform on the actual amount paid on the same concept in fiscal year 2020.

Finally, confirm the amount approved for fiscal year 2019.

BBVA Argentina Board of Directors has resolved to propose to the Meeting an amount of AR$ 1,979,685.31 (nominal value) as the budget to be allocated to the Audit Committee for its operation under Law No. 26,831.

Also, we hereby inform that the amount approved in connection with fiscal year 2019 was AR$ 1,337,625.21.

It should be noted that the Audit Committee has expressed a favorable opinion on the above Board’s proposal under Law No. 26,831.

l. (Item 14) “Amendment and replacement of Section Twenty-Two of the Corporate By-Laws to include the holding of Remote Board Meetings to prepare and approve an Ordered Text of the Corporate By-Laws”.

Please extend the grounds for the suggested amendment, and indicate the text to be approved.

Likewise, please clarify if he authorizations granted to the Board shall apply indistinctly to all members or to some of them; specifying, if applicable, on which of them.

Please find below the draft for the amendment of the Corporate By-Laws. “SECTION TWENTY-TWO. The Ordinary and Extraordinary Shareholders Meetings shall be convened by the Board of Directors o the Supervisory Committee in those cases provided for by Law or when the Shareholders deem it necessary or finally if required by the shareholders representing at least five per cent of the capital stock pursuant the provisions of section 236 of the Argentine Companies Law.

Remote Meetings: all the Shareholders Meetings (general, special, class meetings, whether ordinary or extraordinary and any other type) may be hold as a remote meeting by the use of communication channels that allow simultaneous transmission of sounds, images and words and complying with other requirements established by the applicable rules in force now or in the future, including, without limitation, the CNV Rules.

In case of the holding of a remote meeting, the minutes shall be prepared and signed within five (5) business days as from holding of the Meeting by the chairman, two shareholders appointed by the Meeting to such purpose and by the representative of the Supervisory Committee.

To determine the quorum and majorities there shall be considered those shareholders who attend the meeting and those who participate remotely. Subject to the provisions of the applicable laws in force: (a) the Company may hold shareholders meetings (i) exclusively by attending the meeting in person, (ii) exclusively by remote meeting; and/or (iii) in a mix form, accepting participation in person or remotely; and (b) when the remote participation is accepted, the individuals who attend may join in any place, inside or outside the jurisdiction of the head office and in the country or abroad. The minutes shall contain the expressions and shall register the votes and abstentions of the shareholders who have attended in person or have participated remotely. The Supervisory Committee, by his representative in the act, shall leave on records the compliance with the requirements established by the applicable rules in force”.

The reason for this amendment is the incorporation to our by-laws of the possibility of holding remote meetings pursuant the provisions of section 61 of Law 26,831 and Decree 1023/13.

Likewise, we hereby inform that the first vice president-in-office of the Board and/or any Director of the Company shall be authorized to sign the corresponding deed and to carry out any proceeding before the CNV and the Public Registry of Commerce to register said amendment.

Sincerely yours,

Attorney at Law – Eduardo González Correa

Director of Legal Services Department

Banco BBVA Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 30th, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer